September 10, 2004

Stop 0305

BY FACSIMILE  [ (503) 331 - 2746 ]  and  U.S. MAIL

Mr. Mark L. Thoenes
 Senior Vice President and Chief Financial Officer
RENTRAK CORPORATION
One Airport Center
7700 N.E. Ambassador Place
Portland, Oregon  97220

	re:	Rentrak Corporation
		Item 4.01 Form 8-K, filed August 27, 2004
		File No. 0-15159

Dear Mr. Thoenes:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments which request supplemental information and require amendments to the March 31, 2004 Annual Report on Form 10-K and the June 30, 2004 Quarterly Report on Form 10-Q.

	Please provide the supplemental information within five (5) business days from the date of the date of this letter. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp". We may have additional comments upon review of your response. The amendments to the Forms 10-K and 10-Q should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


September 10, 2004

Mr. Mark L. Thoenes
Rentrak Corporation
Page 2


ITEM 4.01 of FORM 8-K


Reportable Condition:  Internal Control Weakness

1. We note the disclosure regarding KPMG LLP, your former independent registered public accounting firm, advising you of material weaknesses in certain of your internal controls necessary to your development of reliable financial statements. Please provide us supplementally, with a copy of all written reports, letters or communications from KPMG LLP to management, the Board of Directors or the audit committee regarding the material weaknesses in internal controls.



FORM 10-K (Fiscal Year Ended March 31, 2004)
FORM 10-Q (Quarterly Period Ended June 30, 2004)

We monitored your March 31, 2004 Form 10-K and June 30, 2004 Form10-Q, solely related to the matter below.

2. Reference is made to the Item 4.01 Form 8-K and the material weaknesses communicated to you by KPMG, LLP. Also, refer to the Item 9A disclosures in your March 31, 2004 Annual Report on Form 10-K and to the Item 4 disclosures in your June 30, 2004 Quarterly Report on Form 10-Q. The material control weaknesses disclosed in your Item
4.01 Form 8-K and as duplicated here, indicate you lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9A and Item 4 disclosures in the Forms 10-K and 10-Q, respectively. Please note that management may not state that its controls are effective "except as" or "other than" the extent that certain problems have been identified or express similar qualified conclusions. Rather, management must take those problems into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Please revise your
Item 9A and Item disclosures in the Forms 10-K and 10-Q, respectively, to comply with Item 307 of Regulation S-K.




September 10, 2004

Mr. Mark L. Thoenes
Rentrak Corporation
Page 3


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

	Any questions concerning the above comments may be directed to the undersigned at (202) 942-1912, or in her absence to Mr. Robert Benton at (202) 942-1811.

			                                    Sincerely,


						Beverly A. Singleton
						Staff Accountant


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